January 19, 2007

Barry J. Gordon
Chief Executive Officer
Ardent Acquisition Corporation
1415 Kellum Place
Suite 205
Garden City, NY 11530

Re: Ardent Acquisition Corporation
**   Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A**
**   Filed on January 12, 2006**
**   File No. 0-51115**

Dear Mr. Gordon:

    We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Avantair, Inc. and Subsidiary

Note 1, Nature of Business and Basis of Presentation, page F-20

1.   We have considered your response to our prior comment 12. We are still unclear how you have determined that a common control relationship existed among the shareholders of Avantair, Inc and Skyline Aviation, Inc as the agreements do not call for the

shareholders to vote their shares in concert on all matters. Please revise your financial statements to properly describe the transaction as a purchase transaction in accordance with SFAS 141 and make any adjustments to your historical financial statements that may be necessary or explain to us why no such adjustments are necessary.

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

All persons who are by statute responsible for the adequacy and accuracy of the proxy statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

You may contact Howard Efron, Accountant, at (202) 551-3439 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Michael Poster, Esq.